UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. __)

MBT FINANCIAL CORP.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

578877102

(CUSIP Number)

James F. Deutsch Patriot Financial Partners II, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Thomas O. Powell, Esq. Troutman Sanders LLP 600 Peachtree Street N.E. – Suite 5200 Atlanta, Georgia 30308 (404) 885-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 578877102	13D	Page 2 of 15

1	NAMES OF REPORTING PERSONS Patriot Financial Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,095,148
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,095,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,095,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 578877102	13D	Page 3 of 15

1	NAMES OF REPORTING PERSONS Patriot Financial Partners Parallel II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 551,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 551,911

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 578877102	13D	Page 4 of 15

1	NAMES OF REPORTING PERSONS Patriot Financial Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,647,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,647,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 578877102	13D	Page 5 of 15

1	NAMES OF REPORTING PERSONS Patriot Financial Partners II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,647,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,647,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 578877102	13D	Page 6 of 15

1	NAMES OF REPORTING PERSONS W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,647,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,647,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 578877102	13D	Page 7 of 15

1	NAMES OF REPORTING PERSONS Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,647,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,647,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 578877102	13D	Page 8 of 15

1	NAMES OF REPORTING PERSONS James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,647,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,647,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 578877102	13D	Page 9 of 15

1	NAMES OF REPORTING PERSONS James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,647,059
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,647,059

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,647,059
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 578877102	13D	Page 10 of 15

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of MBT Financial Corp., a Michigan corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 102 East Front Street, Monroe, Michigan 48161.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group II.” The Joint Filing Agreement of the members of the Patriot Financial Group II is filed as Exhibit 1 to this Schedule 13D.

(a)- (c) The following are members of the Patriot Financial Group II:

•	Patriot Financial Partners II, L.P., a Delaware limited partnership (the “Patriot Fund II”);

•	Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (the “Patriot Parallel Fund II” and together with the Patriot Fund II, the “Funds”);

•	Patriot Financial Partners II GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot II GP”);

•	Patriot Financial Partners II GP, LLC, a Delaware limited liability company and general partner of Patriot II GP (“Patriot II LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert, James J. Lynch and James F. Deutsch as general partners of the Funds and Patriot II GP and as members of Patriot II LLC.

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot II GP is to serve as the general partner of and manage the Funds. The principal business of Patriot II LLC is to serve as the general partner of and manage Patriot II GP. The principal employment of Messrs. Wycoff, Lubert, Lynch and Deutsch is investment management with each of the Funds, Patriot II GP and Patriot II LLC.

The business address of each member of the Patriot Financial Group II is c/o Patriot Financial Partners II, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d) During the last five years, no member of the Patriot Financial Group II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no member of the Patriot Financial Group II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person who is a member of the Patriot Financial Group II is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Patriot Financial Group II beneficially owns an aggregate of 1,647,059 shares of Common Stock acquired at an aggregate cost of approximately $7.0 million. The Patriot Fund II holds 1,095,148 shares of Common Stock acquired at a cost of approximately $4.7 million and the Patriot Parallel Fund II holds 551,911 shares of Common Stock acquired at a cost of approximately $2.3 million. All of the shares were acquired with working capital of the Funds. The Funds’ purchases were made with working capital of the Funds through a line of credit in the normal course of business and then paid down from the proceeds from investor capital calls.

CUSIP No. 578877102	13D	Page 11 of 15

ITEM 4.	PURPOSE OF TRANSACTION

Pursuant to a Securities Purchase Agreement, dated December 23, 2013, among the Company and the Funds (the “Purchase Agreement”), on December 23, 2013 the Funds purchased an aggregate of 1,647,059 shares of Common Stock from the Company at the purchase price of $4.25 per share of Common Stock or approximately $7.0 million in the aggregate.

The shares of Common Stock were acquired for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any.

While the Funds intend to exercise their rights as stockholders, except as set forth herein and in connection with the Purchase Agreement, described in Item 6 below, no member thereof currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than purchases in the open market in the normal course of business; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The information contained in Item 6 is incorporated by reference into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The percentages used in this Schedule 13D are based upon 20,566,935 outstanding shares of Common Stock as of the date hereof based upon 17,919,876 shares of Common Stock outstanding as of November 14, 2013 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, plus the 1,647,059 shares of Common Stock issued to the Funds on December 23, 2013 pursuant to the Purchase Agreement, and 1,000,000 shares of Common Stock issued to Castle Creek Capital Partners IV, LP (“Castle Creek”) on December 23, 2013 as reported on the Company’s Current Report on Form 8-K, filed on December 23, 2013.

(a) - (b) Patriot Fund II possesses shared voting and dispositive power and beneficially owns 1,095,148 shares, or 5.3%, of the outstanding Common Stock.

Patriot Parallel Fund II possesses shared voting and dispositive power and beneficially owns 551,911 shares, or 2.7%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert, Lynch and Deutsch serve as general partners of the Funds and Patriot II GP and as members of Patriot II LLC, (ii) Patriot II LLC serves as general partner of Patriot II GP and (iii) Patriot II GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert, Lynch and Deutsch, Patriot II LLC and Patriot II GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 1,647,059 shares, or 8.0%, of the outstanding Common Stock.

(c) Members of the Patriot Financial Group II made the following purchases of Common Stock in the last 60 days pursuant to the Purchase Agreement.

Purchaser	Date	Number of Shares Purchased	Price Per Share	Total Cost
Patriot Fund II	12/23/13	1,095,148	$4.25	$4,654,379

Patriot Parallel Fund II	12/23/13	551,911	$4.25	$2,345,622

(d) Not applicable.

(e) Not applicable.

CUSIP No. 578877102	13D	Page 12 of 15

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Purchase Agreement, on December 23, 2013 the Funds purchased an aggregate of 1,647,059 shares of Common Stock from the Company at the purchase price of $4.25 per share of Common Stock or approximately $7.0 million in the aggregate. The following is a description of certain terms of the Purchase Agreement:

Representations and Warranties.  The Purchase Agreement contains customary representations and warranties from the Company and the Funds. The Purchase Agreement also contains customary indemnification obligations by the Company and the Funds, including with respect to breaches of representations, warranties and covenants, subject to the limitations set forth in the Purchase Agreement.

Preemptive Rights.  So long as the Funds, together with their affiliates, own 50% or more of the shares of Common Stock purchased by the Funds pursuant to the Purchase Agreement (a “Qualifying Ownership Interest”), if at any time after the date the Purchase Agreement was executed, the Company makes any public or nonpublic offering or sale of any equity (including Common Stock, preferred stock or restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that includes an equity component (such as an “equity kicker”) (including any hybrid security) (any such security, a “New Security”) (other than (i) any Common Stock or other securities issuable upon the exercise or conversion of any securities of the Company issued or agreed or contemplated (and disclosed to the Funds in writing) to be issued as of the date the Purchase Agreement was executed; (ii) pursuant to the granting or exercise of employee stock options, restricted stock or other stock incentives pursuant to the Company’s stock incentive plans approved by the Board of Directors of the Company or the issuance of stock pursuant to the Company’s employee stock purchase plan approved by the Board of Directors of the Company or similar plan where stock is being issued or offered to a trust, other entity or otherwise, for the benefit of any employees, officers or directors of the Company, in each case in the ordinary course of providing incentive compensation; (iii) issuances of capital stock as full or partial consideration for a merger, acquisition, joint venture, strategic alliance, license agreement or other similar nonfinancing transaction; (iv) issuance of Common Stock upon exercise of warrants outstanding as of the date the Purchase Agreement was executed; or (v) in connection with the Rights Offering (described below); then Funds shall be afforded the opportunity to acquire from the Company for the same price and on the same terms as such securities are proposed to be offered to others, up to the amount of New Securities in the aggregate required to enable the Funds to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities.  Notwithstanding the foregoing, the Funds will not have the right to purchase New Securities to the extent such purchase would result in the Funds, together with any other person whose securities of the Company would be aggregated with the Fund’s securities of the Company for purposes of any bank regulation or law, to collectively be deemed to own, control or have the power to vote securities which (assuming, for this purpose only, full conversion and/or exercise of such securities by the Funds) would represent more than 9.9% of the Company’s voting securities or more than 33.3% of the Company’s total equity outstanding.

Rights Offering.  Under the terms of the Purchase Agreement, the Company agreed to commence a rights offering (the “Rights Offering”) to shareholders of record as of a date selected by the Company’s Board of Directors.  Such shareholders are to be offered non-transferable rights (“Rights”), with customary oversubscription privileges, to purchase shares of Common Stock at the same per share purchase price of $4.25 used in the private placement to the Funds for an aggregate offering of up to $6.0 million. Subject to the negotiation and execution by the Funds and the Company of a standby securities purchase agreement in connection with the Rights Offering, in form and substance acceptable to the Funds and the Company, the Funds have agreed to fully exercise their Rights and to purchase, a portion of any shares that remain unsubscribed at the conclusion of the Rights Offering, subject to a limitation that at no time will the Funds be permitted to acquire in the Rights Offering such number of Common Stock as would cause them to own more than 9.9% of the outstanding shares of Common Stock of the Company.

Board Observer. The Company has agreed that for so long as the Funds, together with their affiliates, own a Qualifying Ownership Interest, the Company shall invite a person designated by the Funds and reasonably acceptable to the Company to attend meetings of the Board of Directors of the Company and the Board of Directors of the Company’s wholly-owned banking subsidiary, Monroe Bank & Trust, in a nonvoting observer capacity.

VCOC Agreement. Pursuant to the Purchase Agreement, the Company and the Funds entered into a VCOC Letter Agreement (the “VCOC Agreement”), pursuant to which the Funds, as long as they beneficially own any shares of Common Stock: will be entitled to visit and inspect offices and properties of the Company; will be provided financial statements of the Company as soon as available within 90 days after the end of each quarter or 120 days after year end; and will be able to consult  with appropriate officers and directors of the Company periodically, but not more frequently than once per quarter, with respect to matters relating the business and affairs of the Company. These rights are intended to satisfy the requirements of management rights for purposes of qualifying the Funds investments in the Company as “venture capital investments” for purposes of the Department of Labor “plan assets” regulations.

CUSIP No. 578877102	13D	Page 13 of 15

No Rights Agreement. The Company has agreed that for so long as the Funds, together with their affiliates, own a Qualifying Ownership Interest, the Company will not enter into any poison pill agreement, shareholders’ rights plan or similar agreement that shall limit the rights of the Funds and their affiliates and associates to hold any shares of Common Stock or acquire additional securities of the Company unless such poison pill agreement, shareholders’ rights plan or similar agreement grants an exemption or waiver to the Funds and their affiliates and associates and any group in which the Funds may become a member, immediately effective upon execution of such plan or agreement, that would allow the Funds and their affiliates and associates to acquire such additional securities of the Company.

Registration Rights.  The Purchase Agreement includes customary piggy-back registration rights with respect to the Common Stock acquired by the Funds in connection with the Purchase Agreement.

The foregoing description of the Purchase Agreement and the VCOC Agreement are qualified in their entirety by reference to the Purchase Agreement and VCOC Agreement, copies of which are included herewith as Exhibit 2 and Exhibit 3, respectively, and are incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1	Joint Filing Agreement

2	Securities Purchase Agreement dated December 23, 2013(1)

3	VCOC Agreement dated December 23, 2013

(1)	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by MBT Financial Corp. (SEC File No. 000-30973) on December 23, 2013.

CUSIP No. 578877102	13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2014

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/James F. Deutsch
James F. Deutsch, a member of Patriot Financial
Partners II GP, LLC, the general partner of Patriot
Financial Partners II GP, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners II GP, LLC, the general partner of Patriot Financial Partners II GP, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS II GP, L.P.

By:	/s/James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners II GP, LLC., the general partner of Patriot Financial Partners II GP, L.P.

PATRIOT FINANCIAL PARTNERS II GP, LLC

By:	/s/ James F. Deutsch
James F. Deutsch, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch

/s/ James F. Deutsch
James F. Deutsch

CUSIP No. 578877102	13D	Page 15 of 15

EXHIBIT INDEX

No.	EXHIBIT

1	Joint Filing Agreement

2	Securities Purchase Agreement dated December 23, 2013(1)

3	VCOC Agreement dated December 23, 2013

(1)	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by MBT Financial Corp. (SEC File No. 000-30973) on December 23, 2013.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: January 2, 2014

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/James F. Deutsch
James F. Deutsch, a member of Patriot Financial
Partners II GP, LLC, the general partner of Patriot
Financial Partners II GP, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners II GP, LLC, the general partner of Patriot Financial Partners II GP, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS II GP, L.P.

By:	/s/James F. Deutsch
James F. Deutsch, a member of Patriot Financial Partners II GP, LLC., the general partner of Patriot Financial Partners II GP, L.P.

PATRIOT FINANCIAL PARTNERS II GP, LLC

By:	/s/James F. Deutsch
James F. Deutsch, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch

/s/James F. Deutsch
James F. Deutsch

EXHIBIT 3

VCOC LETTER AGREEMENT

MBT Financial Corp.

102 E. Front Street

Monroe, Michigan 48161

December 23, 2013

Patriot Financial Partners II, L.P.

Patriot Financial Partners Parallel II, L.P.

Cira Centre

2929 Arch Street, 27th Floor

Philadelphia, PA 19104-2868

Dear Sir/Madam:

Reference is made to the Securities Purchase Agreement by and among MBT Financial Corp., a Michigan corporation (the “Corporation”), Patriot Financial Partners II, L.P., a Delaware limited partnership (“Patriot”), and Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (“Parallel” and together with Patriot, the “VCOC Investor”), dated as of December 23, 2013 (the “Securities Purchase Agreement”), pursuant to which the VCOC Investor agreed to purchase from the Corporation shares of its voting common stock, no par value per share (the “Common Stock”). Capitalized terms used herein without definition shall have the respective meanings in the Securities Purchase Agreement.

For good and valuable consideration acknowledged to have been received, the Corporation hereby agrees that it shall:

•          For so long as the VCOC Investor, directly or through one or more Affiliates, holds a Qualifying Ownership Interest, provide the VCOC Investor or its designated representative with the governance rights set forth in Section 5.9 of the Securities Purchase Agreement;

•          For so long as the VCOC Investor, directly or through one or more Affiliates, continues to hold any Common Stock, without limitation or prejudice of any of the rights provided to the VCOC Investor under the Securities Purchase Agreement or any other agreement or otherwise, provide the VCOC Investor or its designated representative with:

(i)          the right to visit and inspect any of the offices and properties of the Corporation and its subsidiaries and inspect the books and records of the Corporation and its subsidiaries at such times as the VCOC Investor shall reasonably request upon three (3) business days’ notice but not more frequently than once per calendar quarter, provided, however, that such rights shall not extend to confidential bank supervisory communications, customer financial records or other “exempt records” as defined by 12 C.F.R. Part 309, or reports of examination of any national bank under 12 C.F.R. 7.400(d), which information may only be disclosed by the Corporation or any subsidiary of the Corporation in accordance with the provisions and subject to the limitations of applicable law or regulation;

(ii)         consolidated balance sheets and statements of income and cash flows of the Corporation and its subsidiaries prepared in conformity with generally accepted accounting principles in the United States applied on a consistent basis (A) as of the end of each quarter of each fiscal year of the Corporation as soon as practicable after preparation thereof but in no event later than ninety (90) days after the end of such quarter, and (B) with respect to each fiscal year end statement, as soon as practicable after preparation thereof but in no event later than one hundred and twenty (120) days after the end of such fiscal year together with an auditor’s report thereon of a firm of established national reputation; and

(iii)        to the extent the Corporation or any of its subsidiaries is required by law or pursuant to the terms of any outstanding indebtedness of the Corporation or any subsidiary to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 or otherwise, actually prepared by the Corporation or any of its subsidiaries as soon as available;

provided that, in each case, if the Corporation makes the information described in clauses (ii) and (iii) of this bullet point available through public filings on the EDGAR system or any successor or replacement system of the U.S. Securities and Exchange Commission, the delivery of the information shall be deemed satisfied by such public filings.

•          Make appropriate officers and directors of the Corporation, and its subsidiaries, available periodically and at such times as reasonably requested by the VCOC Investor for consultation with the VCOC Investor or its designated representative, but not more frequently than once per calendar quarter, with respect to matters relating to the business and affairs of the Corporation and its subsidiaries; and

•          If the VCOC Investor’s outside counsel determines in writing that other rights of consultation are reasonably necessary under applicable legal authorities promulgated after the date of this agreement to preserve the qualification of VCOC Investor’s investment in the Corporation as a “venture capital investment” for purposes of the United States Department of Labor Regulation published at 29 C.F.R. Section 2510.3-101(d)(3)(i) (the “Plan Asset Regulation”), the Corporation agrees to cooperate in good faith with the VCOC Investor to amend to this letter agreement to reflect such other rights that are mutually satisfactory to the Corporation and the VCOC Investor and consistent with the Federal Reserve Policy Statement on Equity Investments in Banks and Bank Holding Companies; provided that such consultation rights shall be limited to once per calendar quarter.

The Corporation agrees to consider, in good faith, the recommendations of the VCOC Investor or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Corporation.

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The VCOC Investor agrees, and will require each designated representative of the VCOC Investor to agree, to hold in confidence and not use or disclose to any third party (other than its legal counsel and accountants) any confidential information provided to or learned by such party in connection with the VCOC Investor’s rights under this letter agreement except as may otherwise be required by law or legal, judicial or regulatory process, provided that the VCOC Investor takes reasonable steps to minimize the extent of any such required disclosure.

In the event the VCOC Investor transfers all or any portion of its investment in the Corporation to an affiliated entity (or to a direct or indirect wholly-owned conduit subsidiary of any such affiliated entity) that is intended to qualify as a venture capital operating company under the Plan Asset Regulation, such affiliated entity shall be afforded the same rights that the Corporation has afforded to the VCOC Investor hereunder and shall be treated, for such purposes, as a third party beneficiary hereunder.

This letter agreement and the rights and the duties of the parties hereto shall be governed by, and construed in accordance with, the laws of the State of New York and may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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MBT FINANCIAL CORP.

By:	/s/ H. Douglas Chaffin
Name:	H. Douglas Chaffin
Title:	President and Chief Executive Officer

Agreed and acknowledged as of the date first above written:

Patriot Financial Partners II, L.P.

By:	/s/James F. Deutsch
Name:	James F. Deutsch
Title:	Managing Director

Patriot Financial Partners Parallel II, L.P.

By:	/s/James F. Deutsch
Name:	James F. Deutsch
Title:	Managing Director

[Signature Page to VCOC Letter Agreement]